Exhibit 12.1
THE HILLMAN COMPANIES, INC.
Computation of Ratio of Income to Fixed Charges
Year Ended December 31, 2007
(Dollars in thousands)

Loss before income taxes	$(5,521)
Add fixed charges:
Interest expense	48,056
Amortization of debt expense	2,350
Interest portion of rent expense	3,092

Adjusted income	$47,977

Fixed charges:
Interest expense	$48,056
Amortization of debt expense	2,350
Interest portion of rent expense	3,092

Fixed charges	$53,498

Ratio of earnings to fixed charges (1)	—

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of the rent expense.

The ratio of earnings to fixed charges indicates earning are inadequate to cover fixed charges as defined above. The deficiency totals $5,521.